

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Sna Ny
President
Go Go Buyers, Inc.
#474, Village 3, Sangkat 3
Sihanoukville, Sihanouk Province, 18203
Kingdom of Cambodia

> **Re: Go Go Buyers, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 16, 2022**
> **File No. 333-256118**

Dear Mr. Ny:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors
Because our President, Treasurer, Secretary and Director..., page 13

1. Please revise the first paragraph of this risk factor to indicate whether Mr. Ny will spend 5% or 65% of his time on your operations.

Certain Relationships and Related Party Transactions, page 35

2. We note your response to previous comment 5. Please disclose the material terms of the verbal agreement entered into on October 25, 2020 with Mr. Ny, which is filed as Exhibit 10.2.

General

3. We note your response to previous comment 7. However, a loan from Mr. Ny does not appear to be a significant step towards commencing your stated business plan, as the loan itself does not have any specific requirements. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Carl Ranno